December 16, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Edwin Kim

Re:	AudioEye, Inc.
Registration Statement on Form S-1 (File No. 333-213916)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, we hereby withdraw our previous request for acceleration of the effective date of the above referenced Registration Statement by letter dated December 9, 2016.

If you have any questions regarding the foregoing, please contact our counsel, Jenifer Smith of DLA Piper LLP (US) at 512-457-7037.

Very truly yours,

/s/ Dr. Carr Bettis
Dr. Carr Bettis
President Executive Officer

/s/ Todd Bankofier
Todd Bankofier
Cheif Executive Officer

Cc:	Jenifer Smith (DLA Piper LLP (US))